EXHIBIT 12.1

Standard Pacific Corp. and Subsidiaries

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Net income	$189,716	$102,387	$315,817	$204,379	$118,689	$111,065	$100,142
Add:
Cash distributions of income from unconsolidated joint ventures	13,435	31,150	67,457	63,905	18,034	27,876	7,754
Income taxes	116,208	64,215	196,799	130,719	75,992	73,411	66,005
Homebuilding interest expense	4,362	3,612	7,521	6,847	5,489	4,158	3,599
Expensing of previously capitalized interest included in cost of sales	29,085	23,176	59,382	62,607	48,208	39,990	33,854
Interest portion of rent expense	250	250	500	500	400	400	400
Less:
Income from unconsolidated joint ventures	22,803	29,116	53,427	63,916	29,939	28,388	17,196

Earnings:	$330,253	$195,674	$594,049	$405,041	$236,873	$228,512	$194,558

Fixed charges:
Homebuilding interest incurred	$43,106	$43,354	$87,085	$76,032	$56,667	$49,478	$39,627
Interest portion of rent expense	250	250	500	500	400	400	400

Fixed Charges	$43,356	$43,604	$87,585	$76,532	$57,067	$49,878	$40,027

Ratio of Earnings to Fixed Charges	7.6	4.5	6.8	5.3	4.2	4.6	4.9